November 2, 2007

Mail Stop 4561

Douglas J. Glader, President
Procera Networks, Inc.
100 Cooper Court
Los Gatos, CA 95032

Re: **Procera Networks, Inc.**
   Registration Statement on Form SB-2
   Filed October 5, 2007
   File No. 333-146543

   Annual Report on Form 10-KSB for year ended December 31, 2006
   Filed April 16, 2007
   File No. 0-49862

Dear Mr. Glader:

   We have limited our review of your filings to that issues we have addressed in our comments. We think you should revise your document in response to those comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Selling Stockholders, page 13

1.   Please disclose those selling shareholders who are registered broker-dealers or affiliated with registered broker-dealers. Please disclose the nature of the transaction in which any registered broker-dealers acquired the shares that they are proposing to sell in this offering. Please also disclose the nature of the transaction and the intent of the purchaser with respect to

issuances in which any affiliates of registered broker-dealers acquired the shares that they are proposing to sell in this offering. We may have further comments.

2.   Please identify the natural persons who exercise voting and/or dispositive powers over the securities held by the numerous legal entities among your selling stockholders. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Executive Compensation, page 43

3.   Please see the new executive compensation disclosure rules set forth in Item 402 of Regulation S-B, as amended in Release 8732A dated August 29, 2006 and Release 33-8765 dated December 22, 2006. Please revise your disclosure herein to comply with these rules.

Item 28. Undertakings, page 110

4.   Please revise your undertakings as appropriate to include the undertaking specified by Items 512(g)(1) or 512(g)(2) of Regulation S-B, as appropriate.

Exhibit 5.1 Opinion of McDonald Carano Wilson LLP

6.   Item (ii) of the penultimate paragraph addresses the status of the "Warrants", saying that they "will be validly issued, fully paid, and nonassessable when issued and delivered by the Company upon exercise of the applicable Warrants and receipt by the Company of payment in full therefore in accordance with the terms of any applicable Warrant Agreement or other grant thereof." The language would appear to be addressing the shares of stock issuable upon exercise of the warrants however you do not state that. Please revise to clearly state that it is the shares of stock that you are addressing.

Form 10-KSB
Item 8A. Controls and Procedures, page 67
Limitations on Effectiveness of Controls and Procedures, page 67

7.   Your recitation of the definition of the term "disclosure controls and procedures" appears to be a truncated version of the definition provided in Rule 13a-15(e). Additionally, your reference to Rule 13a-14(c) appears to be in error. Please tell us whether the scope of the "disclosure controls and procedures" evaluated was identical to the scope of that term as defined in Rule 13a-15(e). In future filings, either recite the entire definition, or simply refer to the rule that contains the definition.

8.   Additionally, the opinion of the principal executive and principal financial officers regarding the effectiveness of the company's disclosure controls and procedures is rendered "as of the date of this filing". Please refer to Item 307 of Regulation S-B and note that the effectiveness evaluation concerning disclosure controls and procedures is to be provided "as of the end of the period covered by the report".

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. If you then require further assistance please contact me at (202) 551-3462 with any other questions. You may also contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC: Eric C. Jensen
       Cooley Godward Kronish LLP
       Five Palo Alto Square
       3000 El Camino Real
       Palo Alto, CA 94306
       Facsimile Number: (650) 849-7400